SEC FILE NUMBER
000-50484
CUSIP NUMBER
55279B202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant

MEI Pharma, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

11455 El Camino Real, Suite 250

City, State and Zip Code

San Diego, California 92130

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MEI Pharma, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 within the prescribed time period because, as previously disclosed in the Company’s Current Report on Form 8-K filed on May 13, 2022, the Company requires additional time to complete the restatements described therein and summarized below. The Company currently expects to file its Form 10-Q for the quarter ended March 31, 2022 by the extended filing date pursuant to Rule 12b-25.

As previously disclosed, the Company has determined that it made certain errors in the manner in which it recognized revenue from its License, Development, and Commercialization Agreement with Kyowa Kirin Co., Ltd. (the “KKC Commercialization Agreement”), with the result that revenue was overstated in some quarters and understated in other quarters in the Company’s financial statements during 2020 and 2021. The Company will therefore restate its previously filed annual and quarterly financial statements for periods from June 30, 2020 forward. The Company currently estimates that the errors were material on a cumulative basis and is analyzing materiality with respect to each of the affected reporting periods and will complete that analysis as part of completing its restatement. The errors relate to the appropriate timing and amounts of revenue recognized over time under the cost-to-cost method associated with the KKC Commercialization Agreement. The Company expects these errors and the required restatement will have no effect on the Company’s previously reported operating expenses, cash flows or cash and short-term investments.

The filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 will be delayed pending completion of the restatement of the financial statements described above. The Company is working diligently and intends to file its Form 10-Q for the quarter ended March 31, 2022 as promptly as reasonably practicable after the conclusion of these matters.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including all statements regarding the restatements of certain of the Company’s financial statements and the Company’s expectation that it will timely file its Form 10-Q for the quarter ended March 31, 2022 by the extended filing date pursuant to Rule 12b-25. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the ongoing nature of the investigation into the errors giving rise to the restatements and the completion of matters necessary to permit the filing of the Form 10-Q for the quarter ended March 31, 2022. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel P. Gold	858	369-7100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MEI Pharma, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2022	By:	/s/ Daniel P. Gold
Name: Daniel P. Gold
Title: Chief Executive Officer